FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated December 11, 2002, announcing receipt of the Nasdaq letter regarding potential delisting of Registrant's common stock from the Nasdaq National Market and filing of a request for a hearing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: December 12, 2002

Gilat Satellite Networks Announces Receipt of Nasdaq Letter
Regarding Listing Status

Company requests hearing and continues trading on the Nasdaq National Market

Petah Tikvah, Israel, December 11, 2002 - Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today that on December 4, 2002, it received notice from the Nasdaq
National Market (the "NNM") advising the company that it is not in compliance with Nasdaq's minimum bid Marketplace Rule 4450(a)(5). The letter further stipulates that the Company must request a hearing with the Nasdaq Listing Qualifications Panel by December 11, 2002, to review its listing status, in order to avoid potential action by the panel. The Company has requested a hearing, staying any potential action pending a decision by the Nasdaq Listing Qualifications Panel.

The Company states that it has anticipated this issue and plans to address it as part of its debt restructuring plan. The Company believes that it can take measures to ensure that it is in compliance with NNM's requirements for continued listing on the NNM, although there can be no assurance that this will be the case.

"We expect to meet with the Nasdaq listing panel in late January as our debt restructuring process nears its completion", said Yoel Gat, Chairman and CEO of Gilat. We have anticipated this issue, and as part of our restructuring process, we are contemplating taking certain steps to ensure that we comply with NNM's requirements."

"We have used the appropriate channels to request a hearing and we fully intend to stay listed on the Nasdaq National Market," he added.

The Company also states that its debt restructuring plan remains on-track and expects to bring the process to closure in January 2003. The Company operations continue as normal throughout this process.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contacts:

Tim Perrott, Vice President, Investor Relations
Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com